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                                                      Filed Pursuant to
                                                      Rule 424(b)(3)
                                                      Registration No. 333-11535

          Addendum dated March 5, 1998 to Specialty Retail Group, Inc.
           Prospectus dated February 5, 1998 (Registration No. 333-11535)

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               Pages 9, 15 and 21

               Building Blocks, with the approval of the Committee and the Company, submitted a revised Plan to the Bankruptcy Court on February 18, 1998, and the Bankruptcy Court approved the mailing of the revised Plan to Building Blocks' creditors. The revised Plan contemplates that the Company will pay to Building Blocks the sum of $58,000 to enable Building Blocks to settle creditor claims, and will provide $25,000 of the $30,000 required under the settlement of the Store Lease. The revised Plan contemplates Building Blocks paying the additional $5,000 out of Building Blocks' Chapter 11 assets. In addition, Building Blocks will be dissolved and not merged into the Company. As a result, the Company will not have any right to use the portion of its historic consolidated net operating loss carryforwards ("NOLs") attributable to Building Blocks' operations. The Company has not performed a precise calculation of the Company's share of the consolidated NOLs, but believes that, at June 29, 1997, the Company's share of the consolidated NOLs was less than one-half of the approximate total of $13,475,000. It is expected that the beneficial owners of the Company's Common Stock who have been providing cash advances to fund the Company's operations will advance the $83,000 contemplated in the Plan.